GROUP CORPORATE SECRETARIAL SERVICES DEP[redacted]ENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. [redacted]
Fax : 225 4959

02042535

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1579/02/LTR

8 July 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 28 June 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited to acquire for the issued and fully-paid capital of RHRL);

(ii) Announcement dated 28 June 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited to acquire for the issued and fully-paid capital of RHRL);

(iii) Announcement dated 1 July 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of RHRL);

(iv) Letter dated 2 July 2002 (Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of Republic Hotels & Resorts Limited);

(v) Notice dated 3 July 2002 with enclosures (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(vi) Announcement dated 4 July 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of RHRL);

dlw 7/15

/2...

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

(vii) Letter dated 4 July 2002 (Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited);

(viii) Letter dated 5 July 2002 (Millennium & Copthorne Hotels plc – Press Release on Notification of Interim Results Date); and

(ix) Notice dated 5 July 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests)

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 2nd and 3rd July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(2July)1 RHR SShdr(3July)1

Submitted by Boey Mui Tiang, Company Secretary on 05/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company	5 July 2002[2]
Date of change of interest (including deemed interest)	2 July 2002
Circumstance giving rise to the change	Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,261,840 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000	456,353,337	91.077	457,615,177	91.329
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,261,840	0.252	456,353,337	91.077	457,615,177	91.329	456,353,337	91.077	457,615,177	91.329	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,261,840 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 5 July 2002

Date of change of interest (including deemed interest) : 3 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,845,580 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder					
Notice of	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697
Changes in Substantial Shareholder's Deemed Interests	Singapore Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,845,580	0.368	457,615,177	91.329	459,460,757	91.697

	Holdings of substantial shareholder (including direct and deemed interest)							
	Deemed				Direct			
Name of Substantial Shareholder	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
M&C HHL	-	0.000	-	0.000	457,615,177	91.329	459,460,757	91.697
Millennium & Copthorne Hotels plc ("M&C")	457,615,177	91.329	459,460,757	91.697	-	0.000	-	0.000
Singapore Developments (Private) Limited ("SDPL")	457,615,177	91.329	459,460,757	91.697		0.000		0.000
City Developments Limited ("CDL")	457,615,177	91.329	459,460,757	91.697	-	0.000	-	0.000
Hong Leong Investment Holdings Pte. Ltd ("HLIH")	457,615,177	91.329	459,460,757	91.697	-	0.000	-	0.000
Kwek Holdings Pte Ltd ("KH")	457,615,177	91.329	459,460,757	91.697	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,845,580 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer

CITY DEVELOPMENTS LIMITED

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc (" M&C") on Notification of Interim results date

5 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C") on Notification of Interim results date

We attach herewith a copy of the Press Release issued by M&C on 4 July 2002, for your information.

M&C 4 Jul.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 05/07/2002 to the SGX

4 July 2002

Millennium & Copthorne Hotels plc
Notification of Interim results date

Millennium & Copthorne Hotels plc will announce results for the six months ended 30 June 2002 on Thursday 8 August 2002.

- Ends -

Enquiries to:

Kate Miller / Chi Lo	Brunswick Group Limited	020 7404 5959

CITY DEVELOPMENTS LIMITED

4 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcement by RHR on 4 July 2002 informing its shareholders of Singapore Exchange Securities Trading Limited's confirmation to defer the suspension of RHR's shares until 19 July 2002.

The announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 04/07/2002 (DD/MM/YYYY) to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER ("OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED ("OFFEROR") FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("COMPANY")

The Board of Directors of the Company (the "**Board**") refers to the announcement made by the Company on 28 June 2002 in relation to, *inter alia*, the application by the Company to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") to refrain from suspending the listing of the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company ("**Shares**") in the event that the Offeror receives acceptances that bring the holdings owned by it and the parties acting in concert with it to above 90% of the issued and paid-up capital of the Company, until 19 July 2002 (being the first closing date of the Offer as specified in the offer document dated 17 June 2002 issued by HSBC for and on behalf of the Offeror) or such other earlier date as the Company may request.

The Board wishes to announce that it has on 3 July 2002 received confirmation that the SGX-ST will defer suspension of the Shares until 19 July 2002. However, shareholders of the Company should note that the SGX-ST reserves the right at any time to suspend trading in the Shares if it has reason to believe that a false market or "corner" situation has developed in relation to trading in the Shares.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 04/07/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 28 June 2002 and 1 July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(28Jun)   RHR SShdr(1July).

Submitted by Boey Mui Tiang, Company Secretary on 03/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 3 July 2002[2]

Date of change of interest (including deemed interest) : 28 June 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of (1) acceptances in respect of an aggregate 5,126,450 ordinary shares of S$1.00 each in the capital of the Company, and (2) acceptances accompanied by contract statement(s) in respect of 15,000 ordinary shares in the capital of the Company which are in the process of being credited into the securities accounts of accepting shareholders and which have not been earmarked ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000	447,309,657	89.272	452,451,107	90.298
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapore Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	5,141,450	1.026	447,309,657	89.272	452,451,107	90.298	447,309,657	89.272	452,451,107	90.298	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 5,141,450 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 3 July 2002

Date of change of interest (including deemed interest) : 1 July 2002

Circumstance giving rise to the change : **Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 3,902,230 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.**

Amount of consideration per share *excluding* brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				**Direct**			
Notice of:	Name of Substantial *Shareholder*	Name of registered *holder*	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share *capital*	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in *Substantial* Shareholder's **Interests**	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000	452,451,107	90.298	458,353,337	91.077
Changes in Substantial Shareholder's Deemed *Interests*	*Millennium* & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the *Offer are received by* M&C HHL	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the *Companies Act, Chapter 50,* KH has deemed interest in the Acceptance Shares in respect of which acceptances of the *Offer are received by* M&C HHL	3,902,230	0.779	452,451,107	90.298	458,353,337	91.077	452,451,107	90.298	458,353,337	91.077	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 3,902,230 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

2 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") for the issued and fully paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcement by RHR on 1 July 2002 informing its shareholders that the Securities Industry Council ("SIC") has ruled that RHR is required to appoint a co-independent financial advisor to advise on the Offer together with ANZ Singapore Limited and that the SIC has granted an extension of time to RHR for the despatch of its circular to its Shareholders containing the recommendation of the independent director and the advice of the independent financial advisers.

The announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 02/07/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (PREVIOUSLY KNOWN AS CHAMBERFROST LIMITED) FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to (i) the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Shares**"), (ii) the announcement made by the Company on 5 June 2002 in relation to the appointment of ANZ Singapore Limited ("**ANZ**") as the financial adviser to advise the director(s) of the Company considered to be independent for the purpose of the Offer (the "**Independent Director**") in connection with the Offer, and (iii) the announcement made by the Company on 17 June 2002 informing shareholders of the Company ("**Shareholders**") that the Company will be issuing no later than 1 July 2002 a circular to Shareholders containing the advice of ANZ and the recommendation of the Independent Director on the Offer.

The Securities Industry Council ("**SIC**") has ruled that the Company is required to appoint a co-independent financial advisor who will advise on the Offer together with ANZ. ANZ had earlier informed the SIC that the holding company of ANZ had through certain New Zealand and Australian branches made available banking facilities to certain parties in New Zealand and Australia which are presumed to be parties acting in concert with the Offeror. These banking facilities are considered to be significant by the SIC.

Pursuant to the ruling described above, the SIC has granted an extension of time for the posting of the circular to the Shareholders containing the recommendation of the Independent Director and the advice of the independent financial advisers ("**Circular**"). An announcement will be issued by the Company in due course on the appointment of the co-independent financial adviser and the extended date for the despatch of the Offeree Circular. The SIC has informed the Company that it will require the Offeror to vary the closing date of the Offer so that Shareholders will have at least 14 days from the date of despatch of the Circular to consider the advice and recommendation in the Circular, prior to the closing of the Offer.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in the Company which may be prejudicial to their interests.

The Company also refers to the announcement dated 27 June 2002 on the unaudited consolidated results of the Company for the five months ended 31 May 2002 ("**Results**"). The Results will be reported in accordance with the Singapore Code on Take-overs and Mergers in the Circular to be despatched in due course.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 01/07/2002 to the SGX

MASNET No. 120 OF 28.06.2002
Announcement No. 146

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (PREVIOUSLY KNOWN AS CHAMBERFROST LIMITED) FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 28 June 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that as at 5.00 p.m. on 28 June 2002, the Offeror had received valid acceptances in respect of an aggregate of 452,451,107 Shares pursuant to the Offer (including acceptances in respect of 252,000 Shares which are accompanied by contract statements and have not been earmarked), which represent approximately 90.30 per cent. of the issued and fully-paid capital of the Company as at the date of the HSBC Announcement. Shareholders of the Company ("**Shareholders**") may wish to refer to the HSBC Announcement available on the SGX-ST website at www.sgx.com for further details.

Shareholders are further referred to the offer document issued by HSBC for and on behalf of the Offeror dated 17 June 2002, where it was stated that the Offeror intends to exercise its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Act**") in the event that it is entitled to do so. The HSBC Announcement states that as the Offeror has received valid acceptances in respect of not less than 90 per cent. of the Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror is entitled and intends to exercise its right under Section 215 of the Act to compulsorily acquire those Shares not acquired by the Offeror pursuant to the Offer for a cash consideration equivalent to the Offer Price of S$1.30 per Share. It is further stated in the HSBC Announcement that, subject to the completion of such compulsory acquisition, the Company will become a wholly-owned subsidiary of the Offeror and will be delisted from the SGX-ST.

HSBC has also announced, for and on behalf of the Offeror, that the Offer will be extended until 3.30 p.m. on 2 August 2002 (the "**Final Closing Date**"), and that any acceptances of the Offer received by the Offeror after 3.30 p.m. on the Final Closing Date will be rejected.

The Board of Directors wishes to remind Shareholders that a circular to the Shareholders containing the recommendation of the director(s) of the Company considered to be independent for the purpose of the Offer and the advice of the independent financial adviser will be despatched to Shareholders in due course. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in the Company which may be prejudicial to their interests.**

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.
By Order of the Board

Shufen Loh @ Catherine Shufen Loh

Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28/06/2002 to the SGX

MASNET No. 113 OF 28.06.2002
Announcement No. 139

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER ("OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (PREVIOUSLY KNOWN AS CHAMBERFROST LIMITED) ("OFFEROR") TO ACQUIRE THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("COMPANY")

The Company refers to the announcement dated 24 June 2002 made by HSBC for and on behalf of the Offeror whereby it was announced that as at 24 June 2002, the Offeror had received pursuant to the Offer, valid acceptances in respect of an aggregate of 438,150,477 issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company representing approximately 87.44% of the issued and fully paid-up capital of the Company.

In light of the above, there is a possibility that the Offeror may receive valid acceptances pursuant to the Offer, in excess of 90% of the issued and fully paid-up capital of the Company. Under Clause 1101(6)(e) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the SGX-ST will suspend the listing of the securities of a listed issuer over which a takeover offer is made, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90% of the securities in issue, unless the SGX-ST is satisfied that at least 10% of the securities in issue are held by at least 1,000 shareholders who are members of the public.

The Company wishes to announce that it has today applied to the SGX-ST to refrain from suspending the listing of the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company even if the Offeror receives acceptances that bring the holdings owned by it and parties acting in concert with it to above 90% of the issued and paid-up capital of the Company, until 19 July 2002 (being the closing date of the Offer as specified in the offer document dated 17 June 2002 issued by HSBC for and on behalf of the Offeror) or such other earlier date as the Company may request. The Company will make a further announcement of the outcome of this application.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28/06/2002 to the SGX